UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 19, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Mobile post Hefer, Granot
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of an Extraordinary General Meeting of Shareholders to be held on January 21st, 2013, in Israel.
2.	A voting paper for use in connection with the Registrant’s Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Schwartz —————————————— David Schwartz, CEO and director

D. MEDICAL INDUSTRIES LTD.

(THE "COMPANY")

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

According to the Securities Law Regulations (Periodic and Immediate Reports) - 1970 ("Regulations of Periodic and Immediate Reports"), the Securities Law Regulations (Private Offering of Securities in a Listed Company), 2001 ("Regulations of Private Offering") and the Companies Law, 5759-1999 (the "Companies Law"), a notice is hereby given that an extraordinary general meeting of the Company's shareholders (the "Meeting") will be held on Monday, January 21, 2013, at 16:00 p.m. (Israel time), at the Company’s registered office, located at Granot Venture Building, 3rd floor, Granot, Israel.

The agenda of the Meeting shall be as follows:

1.	Approval of the Terms of Service of Mr. David Schwartz as the Company's CEO and Director

On December 11th, 2012, the Company has announced that Mr. David Schwartz ("Mr. Schwartz") has been appointed on December 10th, 2012, as the Company's CEO. It should be noted that Mr. Schwartz has ceased from serving as the Company's chairman on the aforementioned date and continued to serving as a director of the Company.

On December 11th, 2012, the Company has announced that on December 10th, 2012, the Company's remuneration committee has approved, and following to its approval, the Company's board of directors has approved, subject to the approval of the shareholders of the Company in a general meeting, the terms of service of Mr. Schwartz as a CEO and director of the Company, pursuant to the provisions of sections 270(3) and 273 of the Companies Law.

According to the resolutions of the Company's remuneration committee and board of directors and sections 270(3) and 273 of the Companies Law, it is hereby suggested that the Company will enter into an agreement with a company controlled by Mr. Schwartz (the "Management Company") for the provision of CEO services, in according to which Mr. Schwartz shall provide the Company and its affiliates CEO services (the "Management Agreement"). The engagement in the Management Agreement shall be effective as of September 12th, 2012 (the "Effective Date").

The Scope of the Services will be a scope of a part time position on a 50% basis.

It has been agreed, that Mr. Schwartz shall continue to serve as a director in parallel to the provision of the services in accordance to the Management Agreement, and that his remuneration shall include his compensation for serving as a director.

In consideration for the provision of the services of chairman on a full time basis commencing form the Effective Date and until November 12th, 2012, the Company shall pay, immediately following and subject to the approval of the shareholders in the Meeting, of NIS 47,500 per month plus VAT (an aggregate amount of NIS 95,000 plus VAT). In consideration for the provision of CEO services commencing from November 13th, 2012, and until April 12th, 2013, the Company will pay an all-inclusive monthly payment of NIS 20,000 plus VAT (the "Monthly Payment"). Subject to the approval of the Management Agreement by the shareholders in the Meeting, the Company shall pay to the Management Company all the Monthly Payments due to the Management Company as of the date of such meeting immediately after the general meeting has approved the Management Agreement. Thereafter, the Monthly Payment will be paid on a monthly basis on the first day of each calendar month for the previous month. All the payments set out in this paragraph above shall be linked to the index known on the Effective Date. In the event that the period of the Management Agreement shall be extended beyond the term set out below, the parties shall discuss again the amount of the Monthly Payment in accordance with the business condition of the Company at that time.

The Management Company will be entitled to reimbursement of the direct expenses incurred by Mr. Schwartz during and in connection with the provision of the services which are customary for such services and related to the performance of Mr. Schwartz's services (including travel, lodging, meals, telephone and etc.) up to a maximum of NIS 1,000 per month. In the event Mr. Schwartz shall travel abroad for the purpose of handling a transaction and/or marketing activity and/or meeting with a person/entity which has engaged with the Company, the Management Company will be entitled to reimbursement of the travel and lodging costs as customary in companies of the type of the Company, and subject to the approval of the Company's board of directors. The expenses specified under this paragraph include all the expenses of whatever type, including car expenses. The sums to be reimbursed shall be linked to the index known on the Effective Date.

Mr. Schwartz shall be entitled to be absent for up to 18 days per year or a relative part thereof without affecting the Management Company's right to the Monthly Payment. No accumulation will be permitted. In addition, no redemption of such days which have not been used is allowed.

In the event Mr. Schwartz shall contribute to a transaction of the Company with investors (excluding a public offering) who shall invest in the Company and/or shall contribute to a transaction, Mr. Schwartz will be entitled to a cash bonus equal to 4% of the amount of the transaction and/or the investment plus VAT. In addition, Mr. Schwartz will be entitled without consideration to a grant of options of the Company which may be exercised into ordinary shares of the Company whose value as of the date of the transaction will be 4% of the amount of the transaction and/or the investment. In the event of a non cash transaction Mr. Schwartz will be entitled without consideration to a grant of options which may be exercised into ordinary shares of the Company whose value as of the date of the transaction will be 8% of the value of the transaction.

The exercise price of options referred to in the above paragraph (the "Options") will be equal to 110% of the average price of the ordinary shares of the Company during the 10 days preceding the date of signing the agreement in connection with the transaction. The Options may be exercised not later than 3 years and 3 months from the date of their grant. In the event Mr. Schwartz shall cease to provide services to the Company whether by his own initiative or the company's initiative, the Options which will be held by him and which he will be entitled to exercise may be exercised within a period of 3 months of the date of the termination of the management services. The exercise of the Options will be made by delivering an exercise notice to the Company's offices together with a full payment for the shares deriving from such exercise. The Options may not be transferrable except to heirs in according with a will or by law.

The Options are subject to adjustments as follows: (1) In the event of a merger, purchase and/or reorganization of the Company in a case where the Company is not the continuing company (hereinafter in this paragraph: the "Transaction"), the Options which have not yet been exercised will be exchanged with the shares of the continuing company. In such a case, an adjustment will be made to the exercise price with no change with the other terms of the Options; (2) In the event of a dissolution initiated by the Company, the Company will notify to all of the Option holders who may choose within 10 days to exercise their options in accordance with the plan. After the 10 days period all of the unexercised options will expire; (3) In any event of a change in the Company's capital by way of a share dividend (bonus shares) or division or combination of shares or reclassification, etc., then the number and price of the shares which will be derived from the Options will be adjusted relatively so that the ratio between the number of shares and the exercise price will be kept intact. This will be done by the resolution of the board of directors; (4) If the Company will offer to its shareholders any type of securities by way of a rights offering, the exercise price of the Options will not be adjusted, but the number of shares derived from exercise of the Options will be adjusted to the benefit of the rights on the effective date as reflected in the difference between the share price in the stock exchange between the day of the x rights and the day after the x rights date; (5) If the Company will distribute a cash dividend to its shareholders the date of which will be prior to the date of the exercise of the Options, then immediately after the date of the right to receive the dividend the exercise price will be reduced in the amount of the dividend per share less any tax applicable to individuals at that time, provided that the exercise price will not be lower than the par value of the share and the terms applicable to all of the Company's options will apply mutatis mutandis.

All of the provisions set above in relation to the Options shall not apply on the entering into a transaction with the multi-national company referred to in the Company's filing dated November 8th, 2012, or a company affiliated with such company.

For the services which were provided and expenses incurred during the three months period prior to the Effective Date (for study and preparation of the role as active chairman), a one-time payment of NIS 30,000 plus VAT will be made. This sum will be paid immediately after the approval of the shareholders in the Meeting of the Management Agreement, in the event that such approval will be accepted.

Mr. Schwartz will be entitled during the term of the services to indemnity and officers' insurance as is customary in the Company and at the expense of the Company, subject to the terms of the insurance policy and the indemnity as will be duly approved by the Company's organs.

The Management Agreement will commence on the Effective Date and shall continue until April 12th, 2013 except in the event the agreement is terminated as provided below. In the event the Company and Mr. Schwartz will be interested in extending the term of the Management Agreement, it will be brought to the approval of the board of directors.

Any party to the Management Agreement may terminate it at any time by giving the other party a prior written notice of 30 days (the "Advanced Notice"). During the term of the Advanced Notice, the provisions of the Management Agreement shall continue in force, including any right and/or obligation of the parties towards each other. In addition, during the Advanced Period, Mr. Schwartz will be entitled to use his unused absence days during the year of such Advanced Notice. Notwithstanding the aforesaid, the Company may ask the Management Company to cease its services during the Advanced Period without derogating from the right of the Management Company to receive the Monthly Payment during the Advanced Period.

Notwithstanding anything to the contrary in the Management Agreement, the Company may terminate the Management Agreement on the spot without any Advanced Notice in the event the Management Company and/or Mr. Schwartz has been engaged in any criminal activity, breach of trust or breach of confidentiality.

The Management Company and Mr. Schwartz are independent contractors of the Company and its affiliates.

The Management Agreement includes provisions regarding confidentiality and non-competition.

Exhibit A of this Notice sets details pursuant to the sixth addendum to the Regulations of Periodic and Immediate Reports in relation to the terms of service of Mr. Schwartz.

Summary of the suggested resolution: it is hereby suggested that the Company will enter into an agreement with a company controlled by Mr. Schwartz, the CEO and director of the Company, for the provision of CEO services, in according to which Mr. Schwartz shall provide the Company and its affiliates CEO services.

2.	Approval of the Terms of Service of Mr. Yaacov Bar Lev as the Company's Chairman

On December 11th, 2012, the Company has announced that Mr. Yaacov Bar Lev ("Mr. Bar Lev") has been appointed on December 10th, 2012, as the chairman of the Company's board. Mr. Bar Lev has served as a director of the Company as of September 12th, 2012, and until his appointment as the chairman of the Company's board as aforementioned.

It should be noted, that Mr. Bar Lev is an interested party in the Company by virtue of his holdings in the Company's shares. To the Company's best knowledge, based on what was orally told to it by Mr. Bar Lev, Mr. Bar Lev and Mr. Shimon Cohen, who serves as a director of the Company and is an interested party in the Company, have oral agreements in relation to appointment of directors to the Company.

On December 11th, 2012, the Company has announced that on December 12th, 2012, the remuneration committee has approved and afterwards the board of directors of the Company has approved, subject to the approval of the shareholders of the Company in a general meeting, the terms of service of Mr. Bar Lev as the chairman of the Company's board, pursuant to the provisions of sections 270(3) and 273 of the Companies Law.

According to the resolutions of the Company's remuneration committee and board of directors and sections 270(3) and 273 of the Companies Law, it is hereby suggested that the Company will enter into an agreement with Mr. Bar Lev in relation to his terms of service as an active chairman of the Company's board, which will include, among others, the following provisions:

For as long as Mr. Bar Lev shall serve as a chairman of the Company's board, the Company will issue to Mr. Bar Lev, each year, on the last day of each year of service as a chairmen, in consideration for the previous year of service, ordinary shares of the Company in a number equal to 1% of the issued and outstanding capital of the Company, or a lower rate in consideration for a relative part of the year.

In addition, Mr. Bar Lev will be entitled to reimbursement of the direct and reasonable expenses associated with his services which will be incurred by him during and in connection with his role and which are customary in such role (including travel, lodging, meals, telephone, etc.), up to a maximum NIS 600 Per month. In the event that Mr. Bar Lev will travel outside of the country for the purpose of handling a transaction and/or marketing activity and/or meeting a person/entity which has engaged with the Company, he will be entitled to reimbursement of the travel and lodging expenses as is customary by companies the type of the Company and subject to the approval of the Company's board of directors.

Exhibit B of this Notice sets details pursuant to the sixth addendum to the Regulations of Periodic and Immediate Reports in relation to the terms of service of Mr. Bar Lev.

Exhibit C of this Notice sets details pursuant to the Regulations of Private Offering in relation to the issuance of the shares to Mr. Yaacov Bar Lev as specified above.

Summary of the suggested resolution: it is hereby suggested that the Company will enter into an agreement with Mr. Bar Lev, the chairman of the Company's board of directors, in relation to his terms of service as an active chairman of the Company's board of directors.

3.	Appointment of an Auditor

It is hereby suggested to re-appoint of Kesselman & Kesselman LLP. as the auditor of the Company, as of the end of the Meeting and until the convention of the next annual general meeting of the Company's shareholders, and to authorize the Company's board of directors to determine its fee.

Additional Details:

1.	Location and Time of the Meeting

The Meeting will be held on Monday, January 21st, 2013, at 16:00 p.m. (Israel time), at the Company’s registered office, located at Granot Venture Building, 3rd floor, Granot, Israel.

2.	The Deliberation in the Meeting

Discussion at the Meeting will not be commenced, unless a quorum is present on the commencement of the Meeting. A quorum is constituted by at least one shareholder who is present in person or by proxy (including by means of a proxy card), who holds or represents shares conferring in the aggregate at least twenty five percent (25%) of the voting power in the Company (abstainer shareholder shall be considered as present in the Meeting).

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned by one week, to the same day and at the same time and place, or to different day, time and place, as shall be specified by the Company's board of directors in an announcement to the Company's shareholders (the "Adjourned Meeting"). In the Adjourned Meeting, any number of shareholders who are present will constitute a quorum for the purpose of the matters to be deliberated in the Meeting.

3.	The Required Majority

The required majority for the approval of the resolutions specified above is the ordinary majority of the shareholders participating in the vote who have voted in favor or against (without counting the abstainers).

4.	The Effective Date for Entitlement to Vote in the Meeting

The effective date for determining the entitlement of the Company's shareholder to vote in the Meeting as specified under section 182 of the Companies Law, is on the end of the trading day on Tel Aviv's Stock Exchange which will take place on December 23rd, 2012 (the "Effective Date"). A shareholder which its shares are registered at an exchange member, is entitled to receive the certificate of ownership from the exchange member through which he holds its shares in the branch of the exchange member or by postal service to his address in consideration to solely shipping fee, if he requested the same. A request in relation to this matter will be given in advance for a specific securities account. A power of attorney for participation and voting in the Meeting should be deposited at the Company's office, at least 48 prior to the time of the Meeting.

5.
Pursuant to the Securities Regulations (Proof of Ownership of a Share for Voting in a General Meeting), 2000, a shareholder which a share is registered in his/its favor at an exchange member and the said share is included in the shares that are registered in the shareholders' registry on the name of the nominee company, who/which wishes to vote on the general meeting, shall provide the Company with an approval from the exchange member in relation to his/its ownership in the share on the Effective Date.

6.	Voting by means of a Voting Paper

Pursuant to the provisions of the Companies Regulations (Written Vote and Position Notices), 5766-2005, shareholders may vote by means of a voting paper. A copy of the voting paper and the position notices may be downloaded from the site of Tel Aviv's Stock Exchange (www.maya.tase.co.il) or Israel Securities Authority's distribution site (www.magna.isa.gov.il). In addition, a shareholder is entitled to approach directly to the Company and receive therefrom the voting paper and the position notices. The vote will be performed only upon the second part of the voting paper, as has been published in the Israel Securities Authority's distribution site.

7.
An exchange member will deliver via e-mail, without consideration, a link to the voting paper and the position notices, at the distribution site, to each of the shareholders that are not registered in the shareholders registry, and which his/its shares are registered at the same exchange member, unless such shareholder has announced the exchange member that he/it does not wish to receive such link, subject to giving of such announcement in relation to a specific securities account and in a date prior to the Effective Date.

8.
The voting paper and the documents which should be attached to it, as specified under the voting paper, will be submitted by the shareholder until 72 hours prior to the time of the Meeting. For the purpose of this matter, the "submission time" is the time where the voting paper and the documents attached to it have arrived at the Company's office.

9.
The last date for submitting of position notices to the Company is until 10 days following the Effective Date which is December 23rd, 2012, and the last date for submitting the response of the board of directors to the position notices is not later than 5 days following the date for delivering the position notices by the shareholders.

10.	Address of the Company's Registered Office and the Company’s Telephone Number

The address of the Company's registered office is mobile post Hefer, Granot 38100, Israel, and the Company's telephone number is 073-2507100.

Exhibit A

Details pursuant to the Sixth Addendum to the Regulations of Periodic and Immediate Reports in relation to the
Terms of Service of Mr. Schwartz

Details of the Grantee of the Remuneration				Remunarations for Services			Other Remunerations	Total*
Name	Position	Scope of Services	Rate of Holdings in the Company's Capital as of the date of this Filing	Monthly Management Fee	Grant	Other
David Schwartz	A director and chairman	a part time position on a 50% basis	0.24%
In consideration for the provision of the services of chairman on a full time basis commencing form September 12th, 2012, and until November 12th, 2012, the Company shall pay NIS 47,500 per month plus VAT (an aggregate amount of NIS 95,000 plus VAT). The aforementioned sum shall be linked to the index known on September 12th, 2012.

In consideration for the provision of CEO services commencing from November 13th, 2012, and until April 12th, 2013, the Company will pay an all-inclusive monthly payment of NIS 20,000 plus VAT. The aforementioned monthly fee shall be linked to the index known on September 12th, 2012.
In the event Mr. Schwartz shall contribute to a transaction of the Company with investors (excluding a public offering) who shall invest in the Company and/or shall contribute to a transaction, Mr. Schwartz will be entitled to a cash bonus equal to 4% of the amount of the transaction and/or the investment plus VAT.

In addition, Mr. Schwartz will be entitled without consideration to a grant of options of the Company which may be exercised into ordinary shares of the Company whose value as of the date of the transaction will be 4% of the amount of the transaction and/or the investment.

In the event of a non cash transaction Mr. Schwartz will be entitled without consideration to a grant of options which may be exercised into ordinary shares of the Company whose value as of the date of the transaction will be 8% of the value of the transaction.

The provisions set above shall not apply on the entering into a transaction with the multi-national company referred to in the Company's filing dated November 8th, 2012, or a company affiliated with such company.
The Company will pay a reimbursement for the direct expenses incurred by Mr. Schwartz during and in connection with the provision of the services which are customary for such services and related to the performance of Mr. Schwartz's services (including travel, lodging, meals, telephone and etc.) up to a maximum of NIS 1,000 per month. In addition, the Company will pay imbursments for expenses in relation to traveling and lodging abroad as customary in companies of the type of the Company, for the purpose of handling a transaction and/or marketing activity and/or meeting with a person/entity which has engaged with the Company, and subject to the approval of the Company's board of directors.

The sums to be reimbursed shall be linked to the index known on September 12th, 2012.

In addition, for services which were provided and expenses incurred during the three months period prior to September 12th, 2012 (for study and preparation of the role as active chairman), a one-time payment of NIS 30,000 plus VAT will be made.
							Mr. Schwartz will be entitled during the term of the services to indemnity and officers' insurance as is customary in the Company and at the expense of the Company.
For the period commencing on September 12th, 2012 and ending on November 12th, 2012:

NIS 95,000 plus VAT, index linked to the index known on September 12th, 2012 + NIS 2,000 index linked to the index known on September 12th, 2012**

For the period commencing on November 13th, 2012 and ending on April 12th, 2013 (per month):
NIS 20,000 plus VAT, index linked to the index known on September 12th, 2012 + NIS 1,000 index linked to the index known on September 12th, 2012**

*	The total is inclusive of the Grant, the one-time reimbursement of expenses and the reimbursement for travel and lodging costs as well as the indemnity and officers' insurance, all as specified above.

**	As specified above, this sum is the maximal imbursement to be paid.

1.
The Dates relating to the Remuneration and the Period of Entitlement to the Remuneration -  The Management Agreement will commence on September 12th, 2012 and shall continue until April 12th, 2013, except in the event the agreement is terminated as provided below. In the event the Company and Mr. Schwartz will be interested in extending the term of the Management Agreement, it will be brought to the approval of the board of directors.

2.
Terms of an Early Termination of the Management Agreement - Any party to the Management Agreement may terminate it at any time by giving the other party a prior written notice of 30 days (the "Advanced Notice"). During the term of the Advanced Notice, the provisions of the Management Agreement shall continue in force, including any right and/or obligation of the parties towards each other. In addition, during the Advanced Period, Mr. Schwartz will be entitled to use his unused absence days during the year of such Advanced Notice. Notwithstanding the aforesaid, the Company may ask the Management Company to cease its services during the Advanced Period without derogating from the right of the Management Company to receive the monthly payment during the Advanced Period.

In addition, the Company may terminate the Management Agreement on the spot without any Advanced Notice in the event the Management Company and/or Mr. Schwartz has been engaged in any criminal activity, breach of trust or breach of confidentiality.

3.
Amendments of the Remuneration During 2012 - The suggested terms are instead of the terms of engagement specified in the Company's filings published on October 15th, 2012 and October 29th, 2012, which were approved by the Company's audit committee and board of directors.

4.	Further details regarding the Remuneration -

a.
The Monthly Management Fee - The consideration for the provision of the active chairmen services will be paid immediately following and subject to the approval of the shareholders in the Meeting of the provisions of the Management Agreement.

The monthly payments in consideration for the provision of the CEO services will be paid in the following manner: In the event that the shareholders will approve the provisions of the Management Agreement in the Meeting, the Company shall pay to the Management Company all the monthly payments due to the Management Company as of the date of the Meeting immediately after the Meeting has approved the terms of the Management Agreement. Thereafter, the monthly payment will be paid on a monthly basis on the first day of each calendar month for the previous month.

In the event that the period of the Management Agreement shall be extended beyond the term set out in Section 1 above, the parties shall discuss again the amount of the monthly payment in accordance with the business condition of the Company at that time.

b.
Grant - The exercise price of options mentioned in the column which title is "Grant" (the "Options") will be equal to 110% of the average price of the ordinary shares of the Company during the 10 days preceding the date of signing the agreement in connection with the transaction. The Options may be exercised not later than 3 years and 3 months from the date of their grant. In the event Mr. Schwartz shall cease to provide services to the Company whether by his own initiative or the company's initiative, the Options which will be held by him and which he will be entitled to exercise may be exercised within a period of 3 months of the date of the termination of the management services. The exercise of the Options will be made by delivering an exercise notice to the Company's offices together with a full payment for the shares deriving from such exercise. The Options may not be transferrable except to heirs in according with a will or by law.

The Options are subject to adjustments as follows: (1) In the event of a merger, purchase and/or reorganization of the Company in a case where the Company is not the continuing company (hereinafter in this paragraph: the "Transaction"), the Options which have not yet been exercised will be exchanged with the shares of the continuing company. In such a case, an adjustment will be made to the exercise price with no change with the other terms of the Options; (2) In the event of a dissolution initiated by the Company, the Company will notify to all of the Option holders who may choose within 10 days to exercise their options in accordance with the plan. After the 10 days period all of the unexercised options will expire; (3) In any event of a change in the Company's capital by way of a share dividend (bonus shares) or division or combination of shares or reclassification, etc., then the number and price of the shares which will be derived from the Options will be adjusted relatively so that the ratio between the number of shares and the exercise price will be kept intact. This will be done by the resolution of the board of directors; (4) If the Company will offer to its shareholders any type of securities by way of a rights offering, the exercise price of the Options will not be adjusted, but the number of shares derived from exercise of the Options will be adjusted to the benefit of the rights on the effective date as reflected in the difference between the share price in the stock exchange between the day of the x rights and the day after the x rights date; (5) If the Company will distribute a cash dividend to its shareholders the date of which will be prior to the date of the exercise of the Options, then immediately after the date of the right to receive the dividend the exercise price will be reduced in the amount of the dividend per share less any tax applicable to individuals at that time, provided that the exercise price will not be lower than the par value of the share and the terms applicable to all of the Company's options will apply mutatis mutandis.

c.	Other (reimbursement for expenses) - The expenses specified under this column include all the expenses of whatever type, including car expenses.

d.
Other Remunerations (indemnity and insurance) - The aforementioned entitlement to indemnity and officers' insurance is subject to the terms of the insurance policy and the indemnity as will be duly approved by the Company's organs.

e.	It should be noted, that the Management Company and Mr. Schwartz are independent contractors of the Company and its affiliates.

5.	The Company's Organs which have Approved the Grant of the Remuneration and the Dates of Such Approvals

The grant of the remuneration has been approved by the Company’s remuneration committee and afterwards by the Company's board of directors on December 10th, 2012, in accordance with sections 270(3) and 273 of the Companies Law.

6.	Reasons of the Remuneration Committee and the Board to Approve the Remuneration

a.
The members of the remuneration committee and the board of directors are of the opinion that Mr. Schwartz has the experience and qualifications suited for his role as CEO of the Company, and that he may significantly contribute to the Company and its affiliated companies in furthering their performance and achievements, and to bring to the increase in the Company's value, resulting in the growth of the return to all of the shareholders of the Company.

b.
Except the bonus referred to in the column which title is "Grant", the terms of the Management Agreement are less than is customary in the market compared to similar officers in similar companies and are less than the previous CEO earned. The bonus is not outside of what is customary in the market for similar roles in similar companies and therefore it is fair and reasonable in the circumstance.

c.
The Company believes that the combination of fixed remuneration with a bonus based on performance creates a mixed remuneration which is fair and correct in furthering the purpose of increasing the profits of the Company and advancing its business results.

There were no objections within the remuneration committee and the board of directors to the approval of the aforementioned remuneration.

Exhibit B

Details pursuant to the Sixth Addendum to the Regulations of Periodic and Immediate Reports in relation to the
Terms of Service of Mr. Bar Lev

Details of the Grantee of the Remuneration			Remunarations for Services
Name	Position	Rate of Holdings in the Company's Capital as of the date of this Filing	Share-Based Payment	Other
Yaacov Bar Lev	Chairman of the board of directors	8.03%	For as long as Mr. Bar Lev shall serve as a chairman of the Company's board, the Company will issue to Mr. Bar Lev, each year, on the last day of each year of service as a chairmen, in consideration for the previous year of service, ordinary shares of the Company in a number equal to 1% of the issued and outstanding capital of the Company, or a lower rate in consideration for a relative part of the year.	The Company will pay a reimbursement for the direct and reasonable expenses associated with the provision of the role which will be incurred during and in connection with the role and which are customary in such role (including travel, lodging, meals, telephone, etc.), up to a maximum NIS 600 Per month.

The Company will additionally pay reimbursements for travel and lodging abroad expenses as is customary by companies the type of the Company, for the purpose of handling a transaction and/or marketing activity and/or meeting a person/entity which has engaged with the Company, subject to the approval of the Company's board of directors.

1.
The Dates relating to the Remuneration and the Period of Entitlement to the Remuneration - The engagement will be effective as of the date in which Mr. Bar Lev has commenced to serve as the chairman of the board of directors (December 10th, 2012) and shall be effective for as long as Mr. Bar Lev shall serve as a the chairman of the Company's board of directors.

2.	Terms of an Early Termination of the Management Agreement - such terms have not been set.

3.	Amendments of the Remuneration During 2012 - irrelevant.

4.	The Company's Organs which have Approved the Grant of the Remuneration and the Dates of Such Approvals

The grant of the remuneration has been approved by the Company’s remuneration committee and afterwards by the Company's board of directors on December 10th, 2012, in accordance with sections 270(3) and 273 of the Companies Law.

5.	Reasons of the Remuneration Committee and the Board to Approve the Remuneration

a.
The members of the remuneration committee and the board of directors are of the opinion that Mr. Bar Lev has the experience and qualifications suited for his role as chairman of the board, and that he may significantly contribute to the Company and its affiliated companies in furthering their performance and achievements, and to bring to the increase in the Company's value, resulting in the growth of the return to all of the shareholders of the Company.

b.
The engagement terms of Mr. Bar Lev provide a benefit to the Company because the consideration for his services is based on only Company's shares and does not include any payment in cash (except reimbursement of expenses). In addition, the percentage of shares to be issued to Mr. Bar Lev and the amount of expenses to be reimbursed are within the norm of the market compared to similar roles in similar companies and therefore they are fair and reasonable in the circumstances.

c.	The payment of a remuneration based on the Company's shares serves the Company's goals because it creates an incentive to promote the Company's success and achieving its goals.

There were no objections within the remuneration committee and the board of directors to the approval of the aforementioned remuneration.

Exhibit C

Details Required pursuant to the Regulations of Private Offering in relation to the Substantial Private Offering to
Mr. Yaacov Bar Lev

1.	Preface

D. Medical Industries Ltd. (the "Company") hereby announces pursuant to the Securities Law Regulations (Private Offering of Securities in a Listed Company), 2001 (the "Regulations") that on December 10th, 2012, the Company's board of directors has approved, following the approval of the Company's remuneration committee on the same date, a substantial private offering of ordinary shares of the Company to Mr. Yaacov Bar Lev ("Mr. Bar Lev"), which will be issued in consideration for serving as the chairman of the Company’s board of directors, and which their grant is hereby brought for the approval of the general meeting of the Company's shareholders which has been summoned as specified in this Filing.

2.	Details in relation to Mr. Bar Lev, the Offeree of the Private Offering

The offeree of the abovementioned private offering is Mr. Bar Lev, the chairman of the Company's board of directors, and therefore the issuance of the Company's shares to Mr. Bar Lev is a "Substantial Private Offering" as such term is defined in the Regulations. For additional details regarding Mr. Bar Lev, see the filing which this Exhibit is attached to.

3.	An Interested Party

To the Company's best knowledge, Mr. Bar Lev is not an "interested party", as such term is defined in section 270(5) of the Companies Law, 5759-1999.

4.	Terms of the Suggested Securities

It is hereby suggested that for as long as Mr. Bar Lev shall serve as a chairman of the Company's board, the Company will issue to Mr. Bar Lev, each year, on the last day of each year of service as a chairmen, in consideration for the previous year of service, ordinary shares of the Company in a number equal to 1% of the issued and outstanding capital of the Company, or a lower rate in consideration for a relative part of the year. Following the first issuance, Mr. Bar Lev's holdings rate will be 7.96% on a fully diluted basis1.

5.	The Price of the Suggested Securities on the Stock Exchange

On the date of the approval of the issuance by the Company's remuneration committee and board of directors, the price of the Company's ordinary share was 50.30 Agoras; On the date previous to the date of submitting of this filing in Israel (December 16th, 2012), the price of the Company's ordinary share was 48.30 Agoras.

6.	Details pursuant to the Sixth Addendum to the Securities Law Regulations (Periodic and Immediate Reports), 1970 ("Regulations of Periodic and Immediate Reports")

For further details pursuant to the sixth addendum to the Regulations of Periodic and Immediate Reports, see exhibit B above.

7.
The Issued Share Capital of the Company and the Holdings of the Oferree, the Principal Shareholders and the Total Holdings of the Other Shareholders in the Issued and Paid-Up Capital and the Voting Rights in the Company

To the Company's best knowledge, the holdings of the offeree, the principal shareholders and the total holdings of the other shareholders in the issued and paid-up capital and the voting rights in the Company prior to and following the first issuance, are as follows2:

1
The aforementioned rate is based on the current status of the Company’s capital and on the current holdings' rate of Mr. Bar Lev of the Company's securities. Nonetheless, as specified above, the suggested shares will be issued on the last day of each year of service, and therefore, the aforementioned rate is not necessarily relevant to the date of the first issuance.

2
The data specified in the following table is based on the current status of the Company’s capital and on the Company's securities registries as of the date of this Filing. Nonetheless, as specified above, the suggested shares will be issued on the last day of each year of service, and therefore, the aforementioned data is not necessarily relevant to the date of the first issuance.

	Pre Issuance (Quantity)		Post Issuance (Quantity)		Pre Issuance (Issued and Paid-Up Capital)	Pre Issuance (Issued and Paid-Up Capital) on a Fully-Diluted Basis	Post Issuance (Issued and Paid-Up Capital)	Post Issuance (Issued and Paid-Up Capital) on a Fully-Diluted Basis
Shareholder's Name	Ordinary shares	Options	Ordinary shares	Options	Holdings Rate (%) Capital / Voting	Holdings Rate (%) Capital / Voting	Holdings Rate (%) Capital / Voting	Holdings Rate (%) Capital / Voting
Brownfield Zeev	504,661	-	504,661	-	4.05%	3.60%	4.01%	3.57%
Eyal Sheratzky	247,372	-	247,372	-	1.99%	1.77%	1.97%	1.75%
Manny Moore	328,643	-	328,643	-	2.64%	2.35%	2.61%	2.33%
Shimon Cohen	1,027,697	-	1,027,697	-	8.26%	7.34%	8.18%	7.28%
David Schwartz	30,000	-	30,000	-	0.24%	0.21%	0.24%	0.21%
Yaakov Bar-Lev	999,604	-	1,124,059	-	8.03%	7.14%	8.94%	7.96%
Moshe Phillip	-	102,399	-	102,399	0.00%	0.73%	0.00%	0.72%
Eli Arad	-	20,156	-	20,156	0.00%	0.14%	0.00%	0.14%
Israel Messer	-	18,078	-	18,078	0.00%	0.13%	0.00%	0.13%
Efri Argaman	5,661	123,619	5,661	123,619	0.05%	0.92%	0.05%	0.92%
Amir Luberman	-	18,080	-	18,080	0.00%	0.13%	0.00%	0.13%
Zuri Hezekiah	-	28,350	-	28,350	0.00%	0.20%	0.00%	0.20%
Barry Ginsberg	-	8,155	-	8,155	0.00%	0.06%	0.00%	0.06%
Former employees of Spring Health Solutions Ltd.	-	10,586	-	10,586	0.00%	0.08%	0.00%	0.07%
Total Holdings of the Interested Parties	3,143,638	329,423	3,268,093	329,423	25.26%	24.81%	26.00%	25.47%
Public	9,301,838	1,225,045	9,301,838	1,225,045	74.74%	75.19%	74.00%	74.53%
Total	12,445,476	1,554,468	12,569,931	1,554,468	100%	100%	100%	100%

8.	The Consideration for the Suggested Securities

The suggested securities are granted to the grantee without consideration.

9.	Approvals required and Conditions which were Set in relation to the performance of the Issuance in accordance with the Offering

The resolution regarding the approval of the issuance of the shares to Mr. Bar Lev has been made by the Company's remuneration committee on December 10th, 2012, and following the aforementioned approval, on the same date, by the Company's board of directors. The reasons of the Company's remuneration committee and board of directors are specified under Exhibit B above.

The following is a detailing regarding the approvals required and the conditions which were set for the performance of the issuance pursuant to the offer:

a.	Approval of the shareholders in the meeting which is hereby summoned, as specified in this Filing, for the issuance of the suggested shares.

b.
The performance of the issuance is conditional of the approval of Tel Aviv's Stock Exchange (the "Stock Exchange") for the registration for trade of the issued shares. Following the approval of the Stock Exchange and immediately before the date of entitlement for the issued shares, the Company will approach to the Stock Exchange for the purpose of obtaining the aforementioned approval.

c.	Signing of an agreement between the offeree and the Company.

10.	Detailing of Agreements between the offeree and a Shareholder of the Company

To the Company's best knowledge, based on what was orally told to it by Mr. Bar Lev, Mr. Bar Lev and Mr. Shimon Cohen, who serves as a director of the Company and is an interested party in the Company, have oral agreements in relation to appointment of directors to the Company.

11.	Impediment or Restriction on Carrying Out Transactions in the Offered Securities

To the Company's best knowledge, no Impediment or restriction will apply on carrying out transactions in the offered securities.

12.	Date of Issuing the Securities

Subject to the receipt of all the required approvals, the offered shares will be allocated on the last day of each year of service, in consideration for the previous year of service, or on the last day of a relative part of the year.
13.	Additional Provisions

The suggested shares will be registered on the name of the nominee company.

D. MEDICAL INDUSTRIES LTD.

(THE "COMPANY")

Voting Paper in accordance with the Companies Regulations (Written Vote and Position Notices), 5766-2005

Voting Paper - Part I

1.	Company's Name

D. Medical Industries Ltd.

2.	Type, Date and Place of the Meeting

An extraordinary general meeting of the Company's shareholders (the "Meeting") will be held on Monday, January 21, 2013, at 16:00 p.m. (Israel time), at the Company’s registered office, located at Granot Venture Building, 3rd floor, Granot, Israel (the "Company's Office").

3.	Details of the Subjects on the Agenda that may be voted on via a Voting Paper

3.1   Approval of the Terms of Service of Mr. David Schwartz as the Company's CEO and Director

Approval of the engagement of the Company with a company controlled by Mr. David Schwartz ("Mr. Schwartz"), the CEO and director of the Company, in an agreement for the provision of CEO services, according to which Mr. Schwartz shall provide the Company and its affiliates CEO services (the "Management Agreement"). The engagement in the Management Agreement shall be effective as of September 12th, 2012.

3.2   Approval of the Terms of Service of Mr. Yaacov Bar Lev as the Company's Chairman

Approval of the engagement of the Company with Mr. Yaacov Bar Lev ("Mr. Bar Lev"), the chairman of the Company's board of directors, in an agreement in relation to the terms of his service as an active chairman of the Company's board of directors.

        3.3   Appointment of an Auditor

Re-appoint of Kesselman & Kesselman LLP. as the auditor of the Company, as of the end of the Meeting and until the convention of the next annual general meeting of the Company's shareholders, and authorization of the Company's board of directors to determine its fee.

4.	The Place and Hours in which it is Possible to Review the Full Wording of the Suggested Resolutions

The Company's shareholders may review, pursuant to their request, in the full wording of the suggested resolutions in this Voting Paper and the documents attached hereto, at the Company's Office in the customary working hours, located at Granot Venture Building, 3rd floor, Granot, Israel (Telephone: 072-2508472), until the time of the Meeting or the adjourned meeting (if it will take place).

5.	The Required Majority

The required majority for the approval of the resolutions specified above is the ordinary majority of the shareholders participating in the vote who have voted in favor or against (without counting the abstainers).

6.	The Validity of the Voting Paper

This Voting Paper will be valid only if it will be attached a certificate of ownership of the unregistered shareholder (a person/entity in favor of which a share which is included among the shares that are registered in the registry of the shareholders on the name of the nominee company, is registered at an exchange member), or a copy of the identity card, passport or Certificate of Incorporation, if the shareholder is registered at the Company’s books.

The Voting Paper and the aforementioned documents should be submitted to the Company until 72 hours prior to the time of voting. For the purpose of this matter, the time of submission is the time where the voting paper and the documents attached to it have arrived at the Company's office.

7.	Address for the Delivery of the Voting Papers

The voting papers will be delivered to the Company's registered office at mobile post Hefer, Granot 38100, Israel, to the attention of Mr. David Dana.

8.	The Final Time for Submitting Position Notices

The final date for submitting position notices to a company is up to 10 days following the Effective Date, which is December 23rd, 2012, and the final date for submitting the response of the Company's board of directors to the position notices is up to 5 days following the final date for submitting position notices by the shareholders.

9.	The Websites which the Voting Papers and the Position Notices are Located

Israel Securities Authority's distribution site: www.magna.isa.gov.il

The website of Tel Aviv's Stock Exchange: www.maya.tase.co.il

10.	Receipt of a Certificate of Ownership, Voting Papers and Position Notices

A shareholder which its shares are registered at an exchange member, is entitled to receive the certificate of ownership from the exchange member through which it holds its shares, in the branch of the exchange member or by postal service to its address in consideration to solely shipping fee, if it requested the same. A request in relation to this matter will be given in advance for a specific securities account.

A shareholder in favor of which a share is registered at an exchange member and the same share is included in the shares that are registered in the shareholders registry on the name of the nominee company, is entitled to receive via e-mail, without consideration, a link to the voting paper and the position notices at the distribution site from the exchange member through which it holds its shares, unless such shareholder has announced the exchange member that it does not wish to receive such link or that it wishes to receive position notices by postal service in consideration for payment. A notice in relation to voting papers shall apply to the receipt of position notices.

11.	Review of Voting Papers

One or more shareholders who hold shareholders on the Effective Date in a rate of 5% or more of the total voting rights in the Company, e.g. (as of the time of this Filing) 622,274 ordinary shares, nominal par value NIS 0.32 per share, as well of a shareholder who hold the same rate of the total voting rights which are not held by the holder of the controlling interest, as such term is defined under section 268 of the Companies Law, e.g. (as of the time of this Filing), 622,274 ordinary shares, nominal par value NIS 0.32 per share, is entitled to review, in person or by means of emissary on its behalf, following the convening of the Meeting, at the Company's Office on the customary working hours, the voting papers which have been submitted to the Company.

12.	Manner of Vote

A shareholder will specify the manner of its vote in relation to the subjects on the agenda in a form which constitutes the second part of this voting paper.

Voting Paper - Part II

Company’s name: D. Medical Industries Ltd.

Company’s address (for delivery and mailing of the Voting Papers): mobile post Hefer, Granot 38100, Israel.

Company’s number: 520041955

Date of meeting: Monday, January 21, 2013, at 16:00 p.m. (Israel time).

Type of meeting: Extraordinary meeting.

The Effective Date: Sunday, December 23rd, 2012

Shareholder’s details

Name of the shareholder: _______________________

ID number: __________________________________

If the shareholder does not have an Israeli ID card –

Passport number: _____________________________

Issuing country: ______________________________

Valid until:__________________________________

If the shareholder is a corporation -

Corporation number: __________________________

Country of incorporation: ______________________

Manner of Vote

Subject on the Agenda	Manner of Vote (1)
	For	Against	Abstain
(1) Approval of the engagement of the Company with a company controlled by Mr. David Schwartz ("Mr. Schwartz"), the CEO and director of the Company, in an agreement for the provision of CEO services, according to which Mr. Schwartz shall provide the Company and its affiliates CEO services (the "Management Agreement"). The engagement in the Management Agreement shall be effective as of September 12th, 2012.

(2) Approval of the engagement of the Company with Mr. Yaacov Bar Lev, the chairman of the Company's board of directors, in an agreement in relation to the terms of his service as an active chairman of the Company's board of directors.

(3) Re-appoint of Kesselman & Kesselman LLP. as the auditor of the Company, as of the end of the Meeting and until the convention of the next annual general meeting of the Company's shareholders, and authorization of the Company's board of directors to determine its fee.

(1)  Failure to mark shall be considered abstaining from voting on the subject.

For shareholders who hold the shares via a member of the stock exchange (in accordance with Article 177(1) of the Companies Law) – this Voting Paper shall be valid only when accompanied by an ownership certificate.

For shareholders who are registered in the Company’s shareholders' registry - this Voting Paper shall be valid only when accompanied by a photocopy of an ID card/passport/certificate of incorporation.

________________________ Date	________________________ Signature